Exhibit 99.1

ZEGNA GROUP ANNOUNCES 2023 ANNUAL GENERAL MEETING AND PROPOSED DIVIDEND DISTRIBUTION

May 23, 2023 – MILAN – Ermenegildo Zegna N.V. (NYSE: ZGN) (“Zegna”) today announced the publication of the convocation notice for its Annual General Meeting (“AGM”), which will be held on Tuesday, June 27, 2023 at 2 p.m. CEST at the Steigenberger Airport Hotel Amsterdam, Stationsplein ZW 951, 1117 CE Schiphol-Oost, the Netherlands.

The convocation notice, explanatory notes, and other AGM materials, which include Zegna’s 2022 statutory audited financial statements, are available under the relevant section of Zegna’s corporate website at https://www.zegnagroup.com/en/corporate-governance/general-meetings/. Shareholders may request a physical copy of Zegna’s 2022 statutory audited financial statements, free of charge, through the contacts below.

In addition, Zegna’s Board of Directors intends to recommend to shareholders a distribution from retained earnings with respect to the financial year 2022 of EUR 0.10 per ordinary share, resulting in a total distribution of approximately EUR 25 million. The distribution will be paid in US dollars based on an exchange rate that will be published on Zegna’s website (https://www.zegnagroup.com/en/corporate-governance/general-meetings/) the day following the AGM. The distribution will be subject to approval by shareholders at the AGM to be held on June 27, 2023.

If the shareholders approve the proposed dividend distribution, the ex-date will be July 5, 2023, the record date July 6, 2023 and the payment date July 28, 2023.

Key dividend information and important notice on dividend taxation will be available from the beginning of June under the Stock Info section of Zegna Group’s corporate website at https://ir.zegnagroup.com

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE: ZGN) is a leading global luxury group. The Group is the owner of the world-renowned ZEGNA and Thom Browne brands, and operates TOM FORD FASHION through a long-term license agreement with The Estée Lauder Companies Inc. The Group also manufactures and distributes the highest quality fabrics and textiles through its Luxury Textile Laboratory Platform. At the Group’s core is a uniquely vertically integrated supply chain that brings together the best of Italian fine craftsmanship. Responsibility towards people, community and the natural world has been at the heart of the Ermenegildo Zegna Group’s belief since its founding by the Zegna family over 100 years ago. Ensuring the highest quality of products without compromising the quality of life for future generations is a commitment carried from the Group’s home in Italy to its operations around the world. Today the Group operates in approximately 80 countries around the world through 500 ZEGNA and Thom Browne stores, of which 304 are directly operated by the Group as of March 31, 2023 (242 ZEGNA stores and 62 Thom Browne stores). At the end of 2022, Ermenegildo Zegna Group had more than 6,000 employees and revenues of approximately €1.5 billion.

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Contacts

Investor Relations/Group Communications/Media
Francesca Di Pasquantonio
francesca.dipasquantonio@zegna.com
+39 335 5837669

Clementina Tito
clementina.tito@zegna.com

Media
Brunswick Group Brendan Riley / Daria Danelli / Marie Jensen
briley@brunswickgroup.com / ddanelli@brunswickgroup.com / mjensen@brunswickgroup.com
+1 (917) 755-1454 / +39 348 635 1149 / +33 (0) 6 49 09 39 54

Community
Marco Rubino
+39 335 6509552
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